UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No. ___)*

ENTRX CORPORATION

 (Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

293850 202

(Cusip Number)

Brian F. Cassady

510 Ocean Drive

Suite 501

Miami Beach, FL 33139

Telephone: (216) 577-1338

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 293850 202	SCHEDULE 13D	Page 2 of 6

1.	Name of Reporting Persons: Brian F. Cassady
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 377,700 8. Shared Voting Power: 24,700 9. Sole Dispositive Power: 377,700 10. Shared Dispositive Power: 24,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 402,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.4%
14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 293850 202	SCHEDULE 13D	Page 3 of 6

1.	Name of Reporting Persons: BMA Special Investment I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 24,700 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 24,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.3%
14.	Type of Reporting Person (See Instructions): OO

CUSIP NO. 293850 202	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Entrx Corporation, a Delaware corporation (the “Company”).   The Company’s principal executive offices are located at 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

Item 2. Identity and Background

(a)

This Statement is being filed jointly by Brian F. Cassady (“Cassady”) and BMA Special Investment I LLC, a Florida limited liability company (“BMA” and together with Cassady, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated December 31, 2009, a copy of which is filed herewith as Exhibit 1 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

(b)

Each of the Reporting Person’s business address is 510 Ocean Drive, Suite 501, Miami Beach, Florida 33139.

(c)

Cassady is President of 510 Ocean Drive Advisors, Inc. doing business as Black Management Advisors.  Black Management Advisors is primarily engaged in the business of providing financial and operational turnaround, restructuring, and interim management services to troubled companies.  Cassady has been the sole managing member and executive officer of BMA since its inception, the principal business of which is to acquire, own and dispose of investment assets and related business activities.

(d)

During the last five years, Cassady  has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Cassady has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Cassady is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Cassady acquired the 377,700 shares of Common Stock reported herein with personal funds for an aggregate purchase price of $91,580 or $0.24 per share.  BMA acquired the 24,700 shares of Common Stock reported herein with working capital for an aggregate purchase price of $5,494 or $0.22 per share.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein believing them to be undervalued. The Reporting Persons intend to review on a continuing basis their ownership of the Common Stock and may contact various parties, including, but not limited to, the Company's management, its board of directors and other shareholders to consider and explore a variety of potential methods to increase shareholder value. Any such potential method may relate to or result in the occurrence of actions set forth  in subparagraphs (a) through (j)  of

CUSIP NO. 293850 202	SCHEDULE 13D	Page 5 of 6

Item 4 of Schedule 13D such as: an extraordinary corporate transaction, including a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, a change in the present board of directors or management of the Company or a material change in the present capitalization or dividend policy of the Company.  Depending on market and other conditions, the Reporting Persons may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock they now own or may hereafter acquire in open market transactions, privately negotiated transactions or otherwise.  The Reporting Persons do not  have any  present plans or proposals which relate to or would result in the occurrence of any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement:

Cassady beneficially owns (i) directly 377,700 shares of Common Stock and (ii) indirectly 24,700 shares of Common Stock owned by BMA, which shares of Common Stock represent in the aggregate approximately 5.4 % of the 7,416,211 shares of Common Stock outstanding as of November 6, 2009, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

BMA beneficially owns 24,700 shares of Common Stock, which represents approximately 0.3% of the 7,416,211 shares of Common Stock outstanding as of November 6, 2009.  Cassady, by virtue of being the managing member of BMA, also is deemed to have beneficial ownership of these shares of Common Stock.

(b) As of the date of this Statement:

Of the Common Stock reported herein as being beneficially owned by Cassady, Cassady possesses sole voting and sole dispositive power over 377,700 shares of Common Stock and possesses shared voting power and dispositive power over 24,700 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by BMA, BMA possesses shared voting power and dispositive power over all of the 24,700 shares of Common Stock.

(c) Schedule I to this Statement sets forth the transactions in the Common Stock which were effected by the Reporting Persons during the sixty day period ending December 31, 2009. The transactions described on Schedule I were affected in the open market.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 31, 2009, the Reporting Persons entered into a Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.  Except for such Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any of the Common Stock beneficially owned by the Reporting Persons.

Item 7. Material to Be Filed as Exhibits

1

Joint Filing Agreement dated December 31, 2009 by and between Brian F. Cassady and BMA Special Investment I LLC

CUSIP NO. 293850 202	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2009

/s/ Brian F. Cassady
Brian F. Cassady

BMA Special Investment I LLC

/s/ Brian F. Cassady
By: Brian F. Cassady, as Managing Member

Schedule I – Cassady Transactions During the Past 60 Days				Schedule I – BMA Transactions During the Past 60 Days
Transaction	Date	Price/Share	Shares	Transaction	Date	Price/Share	Shares
Purchase	11/16/09	$0.150	7,500	Purchase	12/28/09	$0.258	5,000
Purchase	11/16/09	$0.150	20,000	Purchase	12/29/09	$0.240	1,000
Purchase	12/7/09	$0.250	10,000	Purchase	12/29/09	$0.240	1,200
Purchase	12/7/09	$0.250	10,000	Purchase	12/29/09	$0.240	5,000
Purchase	12/7/09	$0.250	20,000	Purchase	12/29/09	$0.210	2,500
Purchase	12/7/09	$0.250	20,000	Purchase	12/29/09	$0.210	5,000
Purchase	12/7/09	$0.250	20,000	Purchase	12/30/09	$0.180	5,000
Purchase	12/8/09	$0.250	20,000
Purchase	12/8/09	$0.240	10,000
Purchase	12/8/09	$0.240	20,000
Purchase	12/8/09	$0.240	20,000
Purchase	12/8/09	$0.240	10,000
Purchase	12/8/09	$0.250	10,000
Purchase	12/8/09	$0.250	12,000
Purchase	12/9/09	$0.250	5,000
Purchase	12/9/09	$0.250	5,000
Purchase	12/9/09	$0.250	10,000
Purchase	12/9/09	$0.250	10,000
Purchase	12/10/09	$0.250	6,700
Purchase	12/10/09	$0.250	5,000
Purchase	12/10/09	$0.250	10,000
Purchase	12/10/09	$0.250	10,000
Purchase	12/10/09	$0.250	10,000
Purchase	12/10/09	$0.250	15,000
Purchase	12/10/09	$0.250	10,000
Purchase	12/10/09	$0.250	10,000
Purchase	12/10/09	$0.245	5,000
Purchase	12/11/09	$0.250	5,000
Purchase	12/11/09	$0.250	5,000
Purchase	12/11/09	$0.250	5,000
Purchase	12/11/09	$0.250	10,000
Purchase	12/11/09	$0.270	5,000
Purchase	12/16/09	$0.290	2,500
Purchase	12/16/09	$0.290	2,000
Purchase	12/17/09	$0.300	5,000
Purchase	12/21/09	$0.245	5,000
Purchase	12/21/09	$0.245	5,000
Purchase	12/22/09	$0.250	2,000
Purchase	12/24/09	$0.260	5,000